October 1, 2013 VIA EDGAR AND OVERNIGHT DELIVERY Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

Edward S. Best

Direct Tel +1 312 701 7100

Direct Fax +1 312 706 8106

ebest@mayerbrown.com

Re:	Potbelly Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed September 30, 2013 File No. 333-190893

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing.

On behalf of the Company, we are hereby filing Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 reflects the Company’s responses to the Staff’s comments regarding certain selling stockholder information, updates to the beneficial ownership table as of the most recent practicable date and other updating and conforming changes. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the filing of the most recently amended registration statement.

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If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100 or Jennifer Carlson at (312) 701-8591.

Sincerely,

/s/ Edward S. Best
Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation